UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

TURQUOISE HILL RESOURCES LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

900435108

(CUSIP Number)

Matthew Halbower

Pentwater Capital Management LP

1001 10th Avenue South, Suite 216

Naples, FL 34102

(239) 384-9750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,613,156 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,613,156 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,613,156 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.22% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This amount includes 40,000 shares issuable upon exercise of call options held by certain of the Funds (as defined below).

(2)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Crown Managed Accounts SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 981,298 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 981,298 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981,298 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 2,400 shares issuable upon exercise of call options held by the reporting person.

(2)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS LMA SPC on behalf of MAP 98 Segregated Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,250 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,250 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,250 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 1,600 shares issuable upon exercise of call options held by the reporting person.
(2)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Investment Opportunities 3 SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,298,870
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,298,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.65% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Oceana Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,691,313 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,691,313 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,691,313 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.83% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 11,100 shares issuable upon exercise of call options held by the reporting person.

(2)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Equity Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,385,944 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,385,944 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,385,944 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.19% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 6,300 shares issuable upon exercise of call options held by the reporting person.

(2)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Merger Arbitrage Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,590,851 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,590,851 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,590,851 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.77% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 18,600 shares issuable upon exercise of call options held by the reporting person..
(2)

Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS PWCM Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,152,591
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,152,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,152,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.56% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Unconstrained Master Fund. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 154,783
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 154,783
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,783
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Matthew Halbower
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,060,256
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,060,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,060,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.51% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022

This Amendment No. 5 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by Pentwater Capital Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Pentwater Capital”), Crown Managed Accounts SPC, an exempted company formed in the Cayman Islands (“CROWN”), Investment Opportunities 3 SPC, a segregated portfolio company formed in the Cayman Islands (“MALT”), LMA SPC on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”), Oceana Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Oceana”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Pentwater Merger Arbitrage Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PMAM”), Pentwater Thanksgiving Fund LP a limited partnership formed in the Cayman Islands (“PTHK”) (which is no longer a reporting person), PWCM Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PWCM Master”), Pentwater Metric Merger Arbitrage Fund LP, a limited partnership formed in the Cayman Islands (“PWMM”) (which is no longer a reporting person), and Pentwater Unconstrained Master Fund, Ltd. an exempted company formed in the Cayman Islands (PWUM), and Matthew Halbower, chief executive officer of Pentwater Capital, as the same has been amended by Amendments Nos. 1, 2, 3 and 4 thereto (as amended, the “Schedule 13D”). Pentwater Capital, CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PWCM Master, PWUM, and Matthew Halbower are collectively referred to herein as “Reporting Persons.” CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PTHK, PWCM Master and PWUM are collectively referred to herein as the “Funds.” Pentwater Capital is the investment adviser of each of the Funds.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price for the 28,613,156 shares of Common Stock, inclusive of call options with respect to 40,000 shares of Common Stock held by the Reporting Persons is approximately $628,393,873. Such securities were purchased using the investment capital of each applicable Fund.  The shares of Common Stock owned by the Funds are held primarily in margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.  The Funds’ collective indebtedness in their margin accounts associated with their investments in securities of the Issuer was approximately $484,839,218 as of September 23, 2022. The Reporting Persons may from time to time acquire shares in, or transfer shares to, cash accounts that would not be subject to such margin account arrangements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D/Amendment 5 is reflected on that Reporting Person’s cover page. By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons. Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.

(c) The transactions in the Common Stock that have been effected on behalf of the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference. Other than those transactions and the transactions set forth in Schedule A to Amendment Nos. 3 and 4 to the Schedule 13D, there were no other such transactions in the securities by the Reporting Persons that were effected during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2022	PENTWATER CAPITAL MANAGEMENT LP
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

CROWN MANAGED ACCOUNTS SPC
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

LMA SPC for and on behalf of MAP 98 Segregated Portfolio
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

INVESTMENT OPPORTUNITIES 3 SPC
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

OCEANA MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER MERGER ARBITRAGE MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PWCM MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER UNCONSTRAINED MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

MATTHEW C. HALBOWER

/s/ Matthew Halbower
Matthew C. Halbower

Schedule A

Transactions in the shares of the Issuer During the Past 60 Days

For account of Crown Managed Accounts SPC

Date	Transaction Type	Number of shares of Common Stock	Price ($US unless otherwise indicated)
9/19/2022	Buy	6,630.00	30.70571131
9/19/2022	Buy	7,446.00	40.71381507*
9/20/2022	Buy	2,652.00	41.05244231*
9/20/2022	Buy	4,590.00	30.72742789
9/20/2022	Buy	7,038.00	40.91*
9/21/2022	Buy	6,120.00	40.94203334*
9/21/2022	Buy	5,100.00	30.5089567
9/22/2022	Buy	3,468.00	30.35072971
9/22/2022	Buy	2,856.00	40.94623214*
9/22/2022	Buy	8,058.00	40.92241954*

*Canadian dollars

For account of Investment Opportunities 3 SPC

Date	Transaction Type	Number of shares of Common Stock	Price ($)
9/19/2022	Buy	6,370.00	30.70571131
9/19/2022	Buy	7,154.00	40.71381507*
9/20/2022	Buy	4,410.00	30.72742789
9/20/2022	Buy	2,548.00	41.05244231*
9/20/2022	Buy	6,762.00	40.91*
9/21/2022	Buy	5,880.00	40.94203334*
9/21/2022	Buy	4,900.00	30.5089567
9/22/2022	Buy	3,332.00	30.35072971
9/22/2022	Buy	2,744.00	40.94623214*
9/22/2022	Buy	7,742.00	40.92241954*
9/22/2022	Buy	76,985.00	40.95149438*
9/22/2022	Buy	10,000.00	40.9393*
9/22/2022	Buy	60,000.00	40.94233919*
9/23/2022	Buy	216,900	40.62361457*

*Canadian dollars

For account of Pentwater Merger Arbitrage Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
9/19/2022	Buy	51,025.00	30.70571131
9/19/2022	Buy	57,305.00	40.71381507*
9/20/2022	Buy	20,410.00	41.05244231*
9/20/2022	Buy	35,325.00	30.72742789
9/20/2022	Buy	54,165.00	40.91*
9/21/2022	Buy	47,100.00	40.94203334*
9/21/2022	Buy	39,250.00	30.5089567
9/22/2022	Buy	26,690.00	30.35072971
9/22/2022	Buy	21,980.00	40.94623214*
9/22/2022	Buy	62,015.00	40.92241954*

*Canadian dollars

For account of Pentwater Unconstrained Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
9/19/2022	Buy	975.00	30.70571131
9/19/2022	Buy	1,095.00	40.71381507*
9/20/2022	Buy	390.00	41.05244231*
9/20/2022	Buy	675.00	30.72742789
9/20/2022	Buy	1,035.00	40.91*
9/21/2022	Buy	750.00	30.5089567
9/21/2022	Buy	900.00	40.94203334*
9/22/2022	Buy	420.00	40.94623214*
9/22/2022	Buy	510.00	30.35072971
9/22/2022	Buy	1,185.00	40.92241954*
9/22/2022	Buy	12,015.00	40.95149438*

*Canadian dollars